Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	June 11, 2025

OFS Credit Company, Inc.
$200,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to June 10, 2025, we sold a total of 17,303,965 shares of common stock at a weighted average price of $8.52 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $145.7 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

May 2025 Financial Update
On June 11, 2025, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of May 31, 2025 is between $6.23 and $6.33. This estimate is not a comprehensive statement of our financial condition or results for the month ended May 31, 2025. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending July 31, 2025, which will be reported in our monthly report on Form N-PORT.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after May 31, 2025 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the agenda of the new U.S. Presidential administration, including the impact of tariff enactment and tax reductions, trade disputes with other countries, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future NAV, net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this May 2025 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

SECOND QUARTER 2025 HIGHLIGHTS AND FINANCIAL RESULTS
SECOND QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $5.2 million, or $0.21 per common share, for the fiscal quarter ended April 30, 2025. This compares to NII of $5.2 million, or $0.23 per common share, for the fiscal quarter ended January 31, 2025. During the fiscal quarter ended April 30, 2025, NII remained stable while NII per common share decreased by $0.02 to $0.21 due to a decrease in our net interest spread1.
•Core net investment income (“Core NII”)2 of $9.2 million, or $0.37 per common share, for the fiscal quarter ended April 30, 2025. This compares to Core NII of $7.5 million, or $0.34 per common share, for the fiscal quarter ended January 31, 2025. Core NII increased for the fiscal quarter ended April 30, 2025, because recurring waterfall payments from CLO equity investments increased to $13.0 million from $10.9 million in the prior quarter, primarily attributable to an increase in issuers making their first payments since our investment.
•NAV per common share of $6.17 at April 30, 2025, a decrease from NAV of $7.00 at January 31, 2025. This decrease in NAV was primarily due to a net loss on investments of $0.71 per common share. See additional information under “Results of Operations” below.
•During the fiscal quarter ended April 30, 2025, the interest income yield3 of our investment portfolio was 14.04%, based on average amortized cost.
•During the fiscal quarter ended April 30, 2025, we issued 2,317,132 shares of common stock through our At-the-Market offering, for net proceeds of $16.2 million, after deducting commissions, fees and offering costs.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data)	At
	April 30, 2025	January 31, 2025
Balance Sheet Highlights
Total investments, at fair value	$252.2	$237.5
Total outstanding preferred stock - principal	115.9	90.9
Total net assets	160.3	164.2
NAV per common share	6.17	7.00

Operating Highlights	For the Fiscal Quarter Ended
(Per common share)	April 30, 2025	January 31, 2025
Net investment income	$0.21	$0.23
Net realized gain (loss) on investments[4]	(0.04)	—
Net change in unrealized depreciation on investments	(0.67)	(0.06)
Net earnings (loss)	$(0.50)	$0.17

Reconciliation of Core NII — Non-GAAP[2]
Net investment income	$0.21	$0.23
CLO equity adjustments	0.16	0.11
Core NII	$0.37	$0.34
1 Net interest spread is calculated as the earned yield on the investment portfolio less the effective interest rate incurred on outstanding preferred stock.
2 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.
3 Interest income yield is calculated as total investment income earned on the investment portfolio (excluding idle cash interest income) divided by the average total investments at cost (annualized).
4 For the fiscal quarter ended January 31, 2025, net realized gain on investments rounds to less than $0.01 per common share.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of April 30, 2025, the total fair value of our investment portfolio was $252.2 million, which was equal to 81.2% of amortized cost. For the quarter ended April 30, 2025, our CLO equity cash flow yield5 was 20.04% based on amortized cost.

	At
Portfolio Overview ($ in millions)	April 30, 2025	January 31, 2025
Total investments, at fair value	$252.2	$237.5
Total number of issuers	85	80
Weighted-average effective yield[6]	14.07%	13.46%
5 Calculated as CLO equity and equity-related cash distributions received during the quarter, excluding distributions on CLO equity investments that have been optionally redeemed, divided by average CLO equity and equity-related investments at amortized cost.
6 Based on amortized cost at period end; excludes discount accretion on CLO debt investments.

	For the Fiscal Quarter Ended
Portfolio Purchases ($ in millions)	April 30, 2025	January 31, 2025
CLO equity investments	$39.5	$22.4
CLO debt investments	—	17.0
Loan accumulation facility investments	2.2	9.4
Other CLO equity-related investments (i.e., fee rebates)	0.2	—
Total investments	$41.9	$48.8
Weighted-average effective yield - period end	20.96%	15.99%

	At April 30, 2025
Portfolio Composition ($ in millions)	Amortized Cost	Fair Value
CLO equity investments	$281.6	$221.9
CLO debt investments	16.9	17.8
Loan accumulation facility investments	10.7	10.7
Other CLO equity-related investments (i.e., fee rebates)	1.4	1.8
Total investments	$310.6	$252.2
RESULTS OF OPERATIONS
Interest Income
During the fiscal quarter ended April 30, 2025, interest income increased to $10.2 million from $10.1 million during the prior quarter. The increase in interest income was primarily due to net investment deployment (purchases, net of sales and repayments) of $36.4 million, partially offset by a 0.64% decrease in the interest income yield of our investment portfolio as compared to the prior quarter.
Expenses
During the fiscal quarter ended April 30, 2025, total expenses increased by $0.2 million to $5.1 million, primarily due to an increase of $0.2 million in interest expense related to one month of expense on our 8.00% Series G Term Preferred Stock due 2030.
Net Realized and Unrealized Gain (Loss) on Investments
During the fiscal quarter ended April 30, 2025, net loss on investments of $17.8 million was primarily due to net unrealized depreciation of $16.8 million on our CLO equity investments, attributable to meaningful widening in debt spread levels coupled with a decrease in underlying collateral loan prices during the quarter.

OFS Credit Company, Inc.
Statement of Assets and Liabilities
(Unaudited)

As of April 30, 2025
Assets:
Investments, at fair value (amortized cost of $310,569,859)	$252,244,071
Cash and cash equivalents	23,070,925
Receivable for common stock sold	467,715
Interest receivable	1,137,268
Other assets	369,974
Total assets	277,289,953

Liabilities:
Preferred stock (net of deferred issuance costs of $2,390,395)	113,509,605
Payable to adviser and affiliates	2,991,239
Other liabilities	486,316
Total liabilities	116,987,160

Net assets	$160,302,793

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 25,966,491 shares issued and outstanding	$25,966
Paid-in capital in excess of par	230,585,385
Total accumulated losses	(70,308,558)
Total net assets	$160,302,793

Net asset value per common share	$6.17

OFS Credit Company, Inc.
Statements of Operations
(Unaudited)

	Three Months Ended	Six Months Ended
	April 30, 2025	April 30, 2025
Investment income:
Interest income	$10,243,605	$20,302,718

Operating expenses:
Interest expense	1,787,971	3,396,329
Incentive fees	1,293,103	2,580,789
Base management fees	1,219,379	2,346,048
Administration fees	300,688	683,562
Professional fees	239,825	521,117
Other expenses	230,228	451,715
Total operating expenses	5,071,194	9,979,560

Net investment income	5,172,411	10,323,158

Net realized and unrealized gain (loss) on investments:
Net realized loss on investments	(868,661)	(840,691)
Net change in unrealized depreciation on investments	(16,881,760)	(18,257,792)
Net loss on investments	(17,750,421)	(19,098,483)

Net decrease in net assets resulting from operations	$(12,578,010)	$(8,775,325)

Weighted-average common shares outstanding	25,197,302	23,568,187

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an estimated effective yield, at current amortized cost, to the expected redemption of the security utilizing assumed cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an estimated effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the income recognized via the estimated effective yield calculation. Accordingly, investment income recognized on CLO equity and equity-related securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”). Therefore, management believes that Core NII may provide a useful indicator of distributable operating income, as this reflects a measure of potential cash availability, net of operating expenses, that could be utilized to cover distributions to common stockholders. We note that this non-GAAP measure has no bearing on the tax character of the common stock distributions made during the period, and future distributions are not guaranteed. A portion of current and future common stock distributions may consist of a return of capital for tax purposes. The actual tax character of our earnings cannot be finally determined until our tax return is prepared after the close of our taxable year.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended April 30, 2025 and January 31, 2025:

	For the Fiscal Quarter Ended April 30, 2025		For the Fiscal Quarter Ended January 31, 2025
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$5,172,411	$0.21	$5,150,747	$0.23
CLO equity adjustments	4,049,003	0.16	2,365,893	0.11
Core NII	$9,221,414	$0.37	$7,516,640	$0.34

The following table provides a reconciliation of GAAP NII to Core NII for the six months ended April 30, 2025 and 2024:

	For the Six Months Ended April 30, 2025		For the Six Months Ended April 30, 2024
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$10,323,158	$0.44	$9,093,433	$0.57
CLO equity adjustments	6,414,896	0.27	6,564,403	0.41
Core NII	$16,738,054	$0.71	$15,657,836	$0.98

INCORPORATION BY REFERENCE

We incorporate by reference into this prospectus supplement our semi-annual report on Form N-CSR for the six month period ended April 30, 2025 (filed with the SEC on June 10, 2025). Any statement contained in such semi-annual report on Form N-CSR shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement modifies or supersedes such statement in such semi-annual report on Form N-CSR.